ArcelorMittal 6-K

Exhibit 99.1

ArcelorMittal reports first quarter 2023 results

Luxembourg, May 4, 2023 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month ended March 31, 2023.

1Q 2023 Key highlights:

•	Health and safety focus: Protecting the health and wellbeing of the employees remains an overarching priority of the Company. Moving to a ‘predict-and-prevent’ culture with a particular focus on proactively reporting – and responding to – instances with the specific potential for serious injuries or fatalities (proactive PSIFs)[2]; LTIF[2] rate of 0.64x in 1Q 2023
•	Operating performance improved: 1Q 2023 operating income of $1.2bn (vs. operating loss of $0.3bn3,4 in 4Q 2022); EBITDA of $1.8bn in 1Q 2023 (vs. $1.3bn in 4Q 2022) and EBITDA/t of $126/t in 1Q 2023 (vs. $100/t in 4Q 2022)
•	Enhanced share value: 1Q 2023 basic EPS of $1.28/sh vs. $0.30/sh in 4Q 2022, rolling twelve month ROE[5] of 14.2%; 1Q 2023 book value per share[6] of $64/sh
•	Net income: $1.1bn in 1Q 2023 (vs. $0.3bn7 in 4Q 2022) includes share of JV and associates net income of $0.3bn (vs. $0.1bn in 4Q 2022)
•	Financial strength: The Company ended March 2023 with net debt of $5.2bn (vs. $2.2bn at the end of December 2022) primarily due to M&A outflow (mainly the $2.2bn acquisition of ArcelorMittal Pecém formerly known as CSP18), share buyback ($0.5bn) and seasonal investment in working capital ($0.8bn). Gross debt of $11.5bn and cash and cash equivalents of $6.3bn as of March 31, 2023 (compared to $11.7bn and $9.4bn, respectively, as of December 31, 2022)
•	A platform for investment and consistent capital returns:
◦	Recent acquisitions (ArcelorMittal Pecém (Brazil) and ArcelorMittal Texas HBI) and completed strategic capex projects (Mexico hot strip mill) performing well relative to assumed normalized levels of profitability
◦	Capex in 1Q 2023 of $0.9bn is in line with our full year guidance of within the range of $4.5bn-$5.0bn
◦	The Company has repurchased 19.1m shares so far in 2023, completing its previously announced buyback program and bringing the total reduction in diluted share count since September 30, 2020[8] to 31%
◦	Following the approval granted by shareholders at the 2023 AGM, the Company announces its intention to repurchase up to 85 million shares through May 2025. The level of repurchases will reflect (and is subject to) the level of post-dividend FCF generated over the period. The Company’s capital return policy defines that a minimum 50% of post-dividend annual FCF is returned to shareholders through buybacks.
◦	$0.44/sh base dividend to be paid in 2 equal instalments of $0.22/share in June 2023 and December 2023
•	Continued progress in climate action: In April 2023, the Company announced that ArcelorMittal Brasil will form a renewable energy joint venture partnership with Casa dos Ventos to develop a 554MW wind power project in northeast Brazil

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Sales	18,501	16,891	18,975	22,142	21,836
Operating income(loss)	1,192	(306)	1,651	4,494	4,433
Net income attributable to equity holders of the parent	1,096	261	993	3,923	4,125
Basic earnings per common share (US$)	1.28	0.30	1.11	4.25	4.28

Operating income(loss) /tonne (US$/t)	82	(24)	122	313	289
EBITDA	1,822	1,258	2,660	5,163	5,080
EBITDA /tonne (US$/t)	126	100	196	359	331

Crude steel production (Mt)	14.5	13.2	14.9	14.6	16.3
Steel shipments (Mt)	14.5	12.6	13.6	14.4	15.3
Total group iron ore production (Mt)	10.8	10.7	10.6	12.0	12.0
Iron ore production (Mt) (AMMC and Liberia only)	6.7	7.5	6.9	7.3	6.9
Iron ore shipment (Mt) (AMMC and Liberia only)	7.4	6.9	6.9	7.5	6.7

Number of shares outstanding (issued shares less treasury shares) in millions	787	805	816	847	893

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

“Market conditions improved as anticipated in the first quarter, with the end of customer destocking supporting apparent steel consumption growth and a rebound in steel spreads. This, alongside better general economic sentiment, resulted in good growth in first quarter profits as well as higher EBITDA per tonne. The improvements we have seen in market conditions are not yet fully reflected in our results due to pricing lags, and we expect a further increase in profitability in the second quarter.

We remain confident in our ability to generate healthy free cash flow this year and have therefore announced a new share buyback today, while continuing to invest in growth and the energy transition. During the first quarter we completed the acquisition of CSP and, also in Brazil, announced a new renewable energy joint venture, which aims to secure and decarbonize a considerable proportion of ArcelorMittal Brazil’s future electricity needs.

Improving group safety performance remains the highest priority. We continue to intensify efforts to improve our results, including evolving towards a “predict and prevent” culture centered around the recorded number of accidents that have the potential to result in serious injuries. I am cautiously optimistic we will be able to demonstrate the progress expected of us this year.

To conclude, the first quarter has unfolded as we expected. Geopolitical and economic uncertainty remains, but ArcelorMittal continues to demonstrate its ability to perform in all market conditions which bodes well for the remainder of this year.”

Sustainable development and safety performance

Health and safety – Own personnel and contractors lost time injury frequency rate2

Our priority in all that we do is to protect the safety, health and wellbeing of all our employees. We aspire to become a fatality free and severe injury free company.

The lost time injury frequency rate (“LTIFR”) was 0.64x in the first quarter of 2023 (“1Q 2023”) as compared to 0.86x in the fourth quarter of 2022 (“4Q 2022”) and 0.69x in the first quarter of 2022 (“1Q 2022”).

Our ability to monitor and analyse potential severe injuries and fatalities is key as it provides a deeper understanding of how near-miss incidents arise and can be avoided. The Company is moving to a ‘predict-and-prevent’ culture which involves focusing its attention on proactive rather than reactive KPIs, with a particular focus on proactively detecting and identifying the Potential for Serious Injuries or Fatalities (“PSIF”). PSIFs are precursors of severe accidents: unsafe situations or events, that we detect proactively, before they could lead to a fatality or injury. We are analyzing the quality of the investigations and corresponding actions, identifying trends and risk, and sharing any learnings across the Company.

Own personnel and contractors – Lost Time Injury Frequency rate

Lost time injury frequency rate	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
NAFTA	0.09	0.18	0.27	0.28	0.19
Brazil	0.34	0.14	0.05	0.14	0.10
Europe	1.03	1.14	1.03	0.99	1.13
ACIS	0.63	1.07	0.50	0.81	0.61
Mining	0.24	0.61	0.30	0.30	2.19
Total	0.64	0.86	0.54	0.67	0.69

Sustainable development highlights – driving the decarbonization of the steel industry16:

•	On April 18, 2023, ArcelorMittal announced that its Brazilian entity, ArcelorMittal Brasil, will form a joint venture partnership (‘JV’) with Casa dos Ventos, one of Brazil’s largest developers and producers of renewable energy projects, to develop a 554 MW wind power project. ArcelorMittal Brasil will hold a 55% stake in the JV, with Casa dos Ventos holding the remaining 45%. The c. $0.8 billion project aims to secure and decarbonise a considerable proportion of ArcelorMittal Brazil’s future electricity needs, pursuant to a 20-year power purchase agreement to be entered into with the JV for the supply of electricity. It is estimated it will provide 38% of ArcelorMittal’s Brasil’s total electricity needs in 2030. The JV will be equity accounted and ArcelorMittal’s total equity investment will be c. $0.15 billion.

•	On February 17, 2023, the European Commission approved funding of €450 million to build a DRI-EAF facility in Spain and €55 million for the production of near zero- emission steel with green hydrogen in a demonstration plant at ArcelorMittal Hamburg.

Analysis of results for 1Q 2023 versus 4Q 2022 and 1Q 2022

Following the end of destocking, total steel shipments in 1Q 2023 were +14.4% higher at 14.5Mt as compared with 12.6Mt for 4Q 2022. Steel shipments in NAFTA increased by +21.6%, in Europe increased by +14.0%, in Brazil increased by +11.3% (in part due to ArcelorMittal Pecém acquisition following its consolidation on March 9, 2023) and ACIS increased by +6.1% (although still impacted by the ongoing war in Ukraine). Excluding the impacts of ArcelorMittal Pecém, steel shipments were +12.7% higher as compared to 4Q 2022.

Total steel shipments in 1Q 2023 were -5.8% lower as compared with 15.3Mt for 1Q 2022 primarily due to lower steel shipments in ACIS (-27.5%, impacted by ongoing effects of the Ukraine war), Europe (-7.0%), Brazil (-3.3%, including the benefit of the consolidation of ArcelorMittal Pecém from March 9, 2023), offset by an improvement in NAFTA (+15.8%). Excluding the impacts of ArcelorMittal Pecém and Ukraine, steel shipments were -4.1% lower as compared to 1Q 2022.

Sales in 1Q 2023 were $18.5 billion as compared to $16.9 billion for 4Q 2022 and $21.8 billion for 1Q 2022. As compared to 4Q 2022, the +9.5% increase in sales was primarily due to higher steel shipment volumes (as discussed above) offset in part by lower average steel selling prices (-2.7%). Sales in 1Q 2023 were -15.3% lower as compared to 1Q 2022 primarily due to lower average steel selling prices (-13.3%) and lower steel shipments (-5.8%).

Depreciation for 1Q 2023 was $630 million as compared to $636 million for 4Q 2022 and $647 million in 1Q 2022. Full year 2023 depreciation is expected at ~$2.6 billion.

Impairment charges for 1Q 2023 and 1Q 2022 were nil. Impairment charges for 4Q 2022 of $1.0 billion related to ArcelorMittal Kryvyi Rih3.

Exceptional items for 1Q 2023 and 1Q 2022 were nil. Exceptional items for 4Q 2022 of $0.1 billion related to a gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract.

Operating income for 1Q 2023 was $1.2 billion as compared to an operating loss in 4Q 2022 of $0.3 billion (impacted by impairment charges as discussed above) and operating income of $4.4 billion in 1Q 2022. The improvement in operating income compared to 4Q 2022 reflected improving steel shipment volumes and lower costs (including energy) and improved mining performance.

Income from associates, joint ventures and other investments for 1Q 2023 was $318 million as compared to $121 million in 4Q 2022 and $559 million in 1Q 2022. 1Q 2023 results improved as compared to 4Q 2022 with higher contributions from AMNS India, Calvert and European investees. 1Q 2022 included a $117 million Erdemir annual dividend income.

Net interest expense in 1Q 2023 was $64 million as compared to $72 million in 4Q 2022 and higher than $51 million in 1Q 2022, reflecting higher interest income offset in part by the issuance, at the end of 3Q 2022 and in 4Q 2022, of new notes bearing higher interest rates.

Foreign exchange and other net financing loss in 1Q 2023 was $117 million as compared to a gain of $449 million in 4Q 2022 and a loss of $140 million in 1Q 2022. 1Q 2023 included a foreign exchange gain of $31 million as compared to a foreign exchange gain of $497 million in 4Q 2022 (following the -9.4% depreciation of the US dollar vs. the euro during that quarter) and a loss of $46 million in 1Q 2022.

ArcelorMittal recorded an income tax expense of $189 million (including deferred tax benefit of $93 million) in 1Q 2023, as compared to an income tax benefit of $35 million (including deferred tax benefit of $126 million) in 4Q 2022 and an income tax expense of $555 million (including deferred tax benefit of $140 million) in 1Q 2022.

ArcelorMittal recorded a net income in 1Q 2023 of $1,096 million as compared to $261 million7 in 4Q 2022 and $4,125 million for 1Q 2022.

ArcelorMittal's basic earnings per common share for 1Q 2023 was higher at $1.28 as compared to $0.307 in 4Q 2022 and $4.28 in 1Q 2022.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Sales	3,350	2,923	3,438	3,653	3,760
Operating income	455	331	616	817	1,054
Depreciation	(126)	(127)	(114)	(93)	(93)
Exceptional items	—	98	92	—	—
EBITDA	581	360	638	910	1,147
Crude steel production (kt)	2,176	2,025	2,126	2,043	2,077
Steel shipments* (kt)	2,843	2,338	2,339	2,453	2,456
Average steel selling price (US$/t)	994	1,021	1,191	1,317	1,322

* NAFTA steel shipments include shipments sourced by NAFTA from Group subsidiaries and sold to the Calvert JV that are eliminated on consolidation.

NAFTA segment crude steel production increased by +7.4% to 2.2Mt in 1Q 2023, as compared to 2.0Mt in 4Q 2022, mainly due to recovery following planned maintenance in the prior quarter and increased by +4.7% as compared to 1Q 2022 which was impacted by labor actions in Long Products Canada.

Steel shipments in 1Q 2023 increased by +21.6% to 2.8Mt, as compared to 2.3Mt in 4Q 2022 due to improved demand in the flat operations (both Mexico and Canada) as well as higher volumes of slabs sourced for Calvert. Shipments increased by +15.8% as compared to 1Q 2022, primarily due to higher steel shipments in Mexico.

Sales in 1Q 2023 increased by +14.6% to $3.4 billion, as compared to $2.9 billion in 4Q 2022 primarily on account of higher steel shipments offset in part by lower average steel selling prices (-2.7%). Sales declined by -10.9% in 1Q 2023 as compared to 1Q 2022 primarily on account of lower average steel selling prices (-24.8%) offset in part by higher steel shipment volumes (+15.8%).

Exceptional items for 4Q 2022 of $0.1 billion related to a gain following the settlement of a claim by ArcelorMittal for a breach of a supply contract.

Operating income in 1Q 2023 increased by +37.7% to $455 million as compared to $331 million in 4Q 2022 (which benefited from an exceptional gain following a legal settlement) and -56.8% lower as compared to $1,054 million in 1Q 2022.

EBITDA in 1Q 2023 of $581 million was +61.3% higher as compared to $360 million in 4Q 2022, primarily due to the benefit of higher steel shipment volumes, positive price-cost effect and improved contribution from ArcelorMittal Texas HBI. EBITDA in 1Q 2023 was -49.3% lower as compared to $1,147 million in 1Q 2022 mainly due to a negative price-cost effect offset in part by higher volumes (+15.8%).

Brazil13,18

(USDm) unless otherwise shown	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Sales	3,068	2,894	3,486	3,986	3,366
Operating income	323	302	598	1,201	674
Depreciation	(72)	(60)	(57)	(71)	(58)
EBITDA	395	362	655	1,272	732
Crude steel production (kt)	3,052	2,783	2,969	3,085	3,040
Steel shipments (kt)	2,937	2,639	2,837	3,003	3,037
Average steel selling price (US$/t)	978	1,036	1,137	1,234	1,039

Brazil segment crude steel production increased by +9.7% to 3.1Mt in 1Q 2023 as compared to 4Q 2022, primarily due to ArcelorMittal Pecém following its consolidation from March 9, 2023. On a scope adjusted basis excluding the impact of ArcelorMittal Pecém 1Q 2023 crude production was marginally higher by +1.1% as compared to 4Q 2022 and -7.4% lower as compared to 1Q 2022 due to lower demand from export markets.

Steel shipments of 2.9Mt in 1Q 2023 were +11.3% higher as compared to 2.6Mt in 4Q 2022, in part due to ArcelorMittal Pecém, and -3.3% lower as compared to 1Q 2022. On a scope adjusted basis (i.e. excluding ArcelorMittal Pecém), steel shipments increased by +3.0% as compared to 4Q 2022 and decreased by -10.5% as compared to 1Q 2022, due to lower exports.

Sales in 1Q 2023 increased by +6.0% to $3.1 billion as compared to $2.9 billion in 4Q 2022, primarily due to an +11.3% increase in steel shipments offset in part by -5.6% decrease in average steel selling prices. Sales in 1Q 2023 were -8.8% lower than $3.4 billion at 1Q 2022 primarily on account of -3.3% decline in shipments (primarily exports) and lower average steel selling prices (-5.9%).

Operating income in 1Q 2023 of $323 million was +6.9% higher as compared to $302 million in 4Q 2022 and -52.0% lower than $674 million in 1Q 2022.

EBITDA in 1Q 2023 increased by +9.3% to $395 million as compared to $362 million in 4Q 2022, due to higher steel shipments, a positive price-cost effect and contribution from ArcelorMittal Pecém, partially offset by a non-cash charge of $60 million related to an update of a previously recorded provision. EBITDA in 1Q 2023 was -46.0% lower than $732 million in 1Q 2022 primarily due to negative price-cost effect and lower steel shipments as described above.

Europe

(USDm) unless otherwise shown	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Sales	10,903	10,077	10,694	13,449	13,043
Operating income(loss)	377	(10)	158	2,063	2,081
Depreciation	(294)	(316)	(300)	(326)	(326)
Exceptional items	—	—	(473)	—	—
EBITDA	671	306	931	2,389	2,407
Crude steel production (kt)	7,779	6,956	7,998	8,261	8,689
Steel shipments (kt)	7,752	6,802	7,079	7,967	8,334
Average steel selling price (US$/t)	1,055	1,085	1,150	1,292	1,218

Europe segment crude steel production increased by +11.8% to 7.8Mt in 1Q 2023 as compared to 7.0Mt in 4Q 2022. As apparent demand conditions have improved following the aggressive destock in 2H 2022, the Company has gradually restarted previously curtailed capacity during the quarter to meet demand. Crude steel production was -10.5% lower as compared to 8.7Mt in 1Q 2022 mainly due to weaker demand.

In late March 2023, the Company was impacted by incidents that temporarily disabled a blast furnace at Gijon, Spain and a blast furnace at Dunkirk, France. No injuries were reported, and the Company is focused on ensuring the furnaces are restored and restarted in a safe and measured manner, with production not expected to return to normal levels until June 2023. The Company is making every effort to supply customers from its mills across Europe, including the sourcing of materials from the Group's operations in Brazil, South Africa and India.

Steel shipments increased by +14.0% to 7.8Mt in 1Q 2023 as compared to 6.8Mt in 4Q 2022 due to improved activity following the end of destocking. Shipments declined by -7.0% as compared to 8.3Mt in 1Q 2022 primarily due to weaker demand.

Sales in 1Q 2023 increased by +8.2% to $10.9 billion, as compared to $10.1 billion in 4Q 2022, due to a +14.0% increase in steel shipments offset in part by -2.7% lower average selling prices. Sales declined by -16.4% as compared to $13.0 billion in 1Q 2022 primarily due to lower steel shipments (-7.0%) and lower average steel selling prices (-13.4%).

Operating income in 1Q 2023 was $377 million as compared to an operating loss of $10 million in 4Q 2022 and operating income of $2,081 million in 1Q 2022.

EBITDA in 1Q 2023 of $671 million increased as compared to $306 million in 4Q 2022, mainly due to higher steel shipments (+14.0%) and lower energy costs. EBITDA in 1Q 2023 decreased by -72.1% as compared to $2,407 million in 1Q 2022 due to a negative price-cost effect, lower shipments (-7.0%) and a negative translation effect.

ACIS

(USDm) unless otherwise shown	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Sales	1,445	1,229	1,569	1,484	2,086
Operating (loss)income	(176)	(1,198)	(55)	43	280
Depreciation	(72)	(65)	(93)	(106)	(105)
Impairment items	—	(1,026)	—	—	—
EBITDA	(104)	(107)	38	149	385
Crude steel production (kt)	1,483	1,394	1,842	1,261	2,452
Steel shipments (kt)	1,500	1,414	1,675	1,218	2,071
Average steel selling price (US$/t)	741	720	773	925	855

ACIS segment crude steel production in 1Q 2023 was +6.4% higher at 1.5Mt as compared to 1.4Mt in 4Q 2022 mainly due to higher production in Ukraine following improved electricity availability. Crude steel production in 1Q 2023 was -39.5% below 2.5Mt in 1Q 2022 primarily due to lower steel production in Ukraine driven by the ongoing war.

Steel shipments in 1Q 2023 increased by +6.1% to 1.5Mt as compared to 1.4Mt in 4Q 2022 primarily due to recovery of shipments in South Africa after the holiday season. Shipments were -27.5% lower as compared to 2.1Mt in 1Q 2022, primarily due to lower production in Ukraine driven by the ongoing war.

Sales in 1Q 2023 increased by +17.5% to $1.4 billion as compared to $1.2 billion in 4Q 2022, primarily due to higher steel shipments and higher average steel selling prices.

Impairment losses for 4Q 2022 of $1.0 billion relate to the ArcelorMittal Kryvyi Rih’s assets3.

Operating loss in 1Q 2023 of $176 million compared to an operating loss in 4Q 2022 of $1,198 million (impacted by impairment as discussed above) and an operating income of $280 million in 1Q 2022.

EBITDA loss of $104 million in 1Q 2023 was broadly stable as compared to EBITDA loss of $107 million in 4Q 2022, due to higher steel shipments offset by a negative price-cost effect (primarily related to coal purchases). EBITDA loss of $104 million in 1Q 2023 compared to an EBITDA gain of $385 million in 1Q 2022 primarily due to the impact of the war in Ukraine and lower average steel selling prices.

Mining

(USDm) unless otherwise shown	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Sales	904	716	742	1,005	933
Operating income	374	255	254	463	511
Depreciation	(56)	(57)	(57)	(64)	(56)
EBITDA	430	312	311	527	567

Iron ore production (Mt)	6.7	7.5	6.9	7.3	6.9
Iron ore shipment (Mt)	7.4	6.9	6.9	7.5	6.7

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Iron ore production decreased in 1Q 2023 by -9.9% to 6.7Mt as compared to 7.5Mt in 4Q 2022 and was -3.3% lower than 6.9Mt in 1Q 2022. This primarily reflected lower iron ore production in ArcelorMittal Mines Canada (AMMC)10 in 1Q 2023 as compared to 4Q 2022.

Iron ore shipments were +6.9% higher at 7.4Mt in 1Q 2023 as compared to 6.9Mt in 4Q 2022 primarily due to recovery of port operations in Canada impacted by severe storms during December 2022. 1Q 2023 iron ore shipments were +11.3% higher as compared to 6.7Mt at 1Q 2022 which was impacted by severe weather conditions at AMMC and a rail incident in Liberia.

Operating income in 1Q 2023 was higher at $374 million as compared to $255 million in 4Q 2022 and lower by -26.8% as compared to $511 million in 1Q 2022.

EBITDA in 1Q 2023 of $430 million was higher as compared to $312 million in 4Q 2022, with the effect of higher iron ore reference prices (+26.8%), higher iron ore shipments and lower freight costs partially offset by lower quality premia. EBITDA in 1Q 2023 was lower as compared to $567 million in 1Q 2022, primarily due to lower iron ore reference prices (-11.7%) and lower quality premia partially offset by lower freight costs and higher iron ore shipments (+11.3%).

Joint ventures

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

Calvert19

(USDm) unless otherwise shown	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Production (100% basis) (kt)*	1,226	1,014	1,055	1,127	1,124
Steel shipments (100% basis) (kt)**	1,170	905	1,030	1,123	1,171
EBITDA (100% basis)***	37	(1)	2	261	327

* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.

** Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.

*** EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.

Calvert’s hot strip mill (“HSM”) production during 1Q 2023 increased by +20.9% to 1.2Mt, as compared to 1.0Mt in 4Q 2022 which was lower due to both planned maintenance and weaker demand, and by +9.1% as compared to 1.1Mt in 1Q 2022.

Steel shipments in 1Q 2023 were +29.4% above 4Q 2022 due to improved demand.

EBITDA*** during 1Q 2023 of $37 million as compared to EBITDA loss of $1 million in 4Q 2022 was primarily due to higher steel shipments and lower slab inventory cost. The impact of higher weighted average cost of inventories versus replacement cost in 1Q 2023 was approximately $0.1 billion.

AMNS India

(USDm) unless otherwise shown	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Crude steel production (100% basis) (kt)	1,765	1,624	1,663	1,668	1,730
Steel shipments (100% basis) (kt)	1,830	1,593	1,634	1,511	1,732
EBITDA (100% basis)	341	162	204	365	470

Crude steel production in 1Q 2023 increased by +8.6% to 1.8Mt as compared to 1.6Mt in 4Q 2022. Production was higher by +2.0% as compared to 1Q 2022.

Steel shipments in 1Q 2023 increased by +14.9% to 1.8Mt as compared 1.6Mt in 4Q 2022 and +5.7% higher as compared to 1.7Mt in 1Q 2022.

EBITDA during 1Q 2023 of $341 million was higher as compared to $162 million in 4Q 2022, due to higher steel shipments, higher average steel selling prices and lower costs (including energy costs). EBITDA during 1Q 2023 of $341 million was lower as compared to $470 million in 1Q 2022, due to lower prices offset in part by higher steel shipments.

Liquidity and Capital Resources

Net cash provided by operating activities in 1Q 2023 was $949 million as compared to $3,634 million in 4Q 2022 and $2,034 million in 1Q 2022. Net cash provided by operating activities in 1Q 2023 includes a seasonal working capital investment of $775 million as compared to a working capital release of $2,412 million in 4Q 2022 and $2,047 million investment in 1Q 2022. Despite the seasonal build in working capital during 1Q 2023, the Company expects working capital will follow the normal seasonal patterns with a release for the full year 2023.

Net cash used in investing activities in 1Q 2023 was $2,869 million, which included capex of $938 million (as compared with $1,500 million in 4Q 2022), in line with the guidance for the full year 2023 of $4.5-5.0 billion12. Net cash used in other investing activities in 1Q 2023 of $1,931 million included the following main items: $2.2 billion related to the acquisition of ArcelorMittal Pecém, other acquisitions including Riwald Recycling, Italpannelli Deutschland and investment in Boston Metal (part of XCarb™ innovation fund)9 and payment of $0.2 billion to Votorantim13 in Brazil, offset in part by $0.6 billion cash received from the partial sale of Erdemir shares14 (to fund the partial repurchase of mandatorily convertible bonds (“MCBs”) as discussed below).

Net cash used in financing activities in 1Q 2023 was $1,349 million which includes euro-denominated bond repayment of $395 million, $53 million dividends mainly paid to the minority shareholders of AMMC, $477 million related to ArcelorMittal share buybacks (19.1 million shares for a total value of $555 million of which $78 million settled early April 2023) and $340 million related to the partial repurchase of the privately placed MCBs17 using proceeds from the partial sale of Erdemir shares14 (as discussed above).

As of March 31, 2023, the Company had liquidity of $11.8 billion as compared to $14.9 billion as of December 31, 2022, consisting of cash and cash equivalents of $6.3 billion (as of December 31, 2022, cash and cash equivalents was $9.4 billion) and $5.5 billion of available credit lines11. As of March 31, 2023, the average debt maturity was 5.8 years.

Capital return

The Company will pay a $0.44/sh base dividend to shareholders in 2 equal instalments of $0.22/share in June 2023 and December 2023.

Following the approval granted by shareholders at the 2023 AGM, the Company announces its intention to repurchase up to 85 million shares through May 2025. The level of repurchases will reflect (and is subject to) the level of post-dividend FCF generated over the period. The Company’s capital return policy defines that a minimum 50% of post-dividend annual FCF is returned to shareholders through buybacks.

Outlook

As anticipated, apparent demand conditions have showed signs of improvement as the destocking phase ended during 1Q 2023. Despite continued headwinds to real demand, the absence of any further destock is expected to support higher apparent demand in 2023 as compared to 2022. The Company’s world ex-China apparent steel consumption ("ASC") growth forecast in 2023 as compared to 2022 (provided in February 2023) is for growth of +2.0% to +3.0%. The Company maintains its previous guidance of steel shipments in 2023 to grow by ~5% vs. 202215.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022
ASSETS
Cash and cash equivalents	6,290	9,414	5,570
Trade accounts receivable and other	4,989	3,839	6,353
Inventories	19,820	20,087	22,171
Prepaid expenses and other current assets	4,655	3,778	6,487
Total Current Assets	35,754	37,118	40,581

Goodwill and intangible assets	5,023	4,903	4,564
Property, plant and equipment	32,900	30,167	30,161
Investments in associates and joint ventures	10,904	10,765	10,888
Deferred tax assets	8,571	8,554	8,018
Other assets	2,108	3,040	3,287
Total Assets	95,260	94,547	97,499

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,827	2,583	2,413
Trade accounts payable and other	13,312	13,532	16,200
Accrued expenses and other current liabilities	6,687	6,283	7,491
Total Current Liabilities	22,826	22,398	26,104

Long-term debt, net of current portion	8,650	9,067	6,309
Deferred tax liabilities	2,596	2,666	2,494
Other long-term liabilities	5,067	4,826	6,397
Total Liabilities	39,139	38,957	41,304

Equity attributable to the equity holders of the parent	53,974	53,152	53,798
Non-controlling interests	2,147	2,438	2,397
Total Equity	56,121	55,590	56,195
Total Liabilities and Shareholders’ Equity	95,260	94,547	97,499

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
Sales	18,501	16,891	18,975	22,142	21,836
Depreciation (B)	(630)	(636)	(628)	(669)	(647)
Impairment items[3] (B)	—	(1,026)	—	—	—
Exceptional items[4] (B)	—	98	(381)	—	—
Operating income(loss) (A)	1,192	(306)	1,651	4,494	4,433
Operating margin %	6.4%	(1.8) %	8.7%	20.3%	20.3%

Income from associates, joint ventures and other investments	318	121	59	578	559
Net interest expense	(64)	(72)	(37)	(53)	(51)
Foreign exchange and other net financing (loss)	(117)	449	(247)	(183)	(140)
Income before taxes and non-controlling interests	1,329	192	1,426	4,836	4,801
Current tax expense	(282)	(91)	(394)	(900)	(695)
Deferred tax benefit	93	126	23	74	140
Income tax (expense)benefit (net)	(189)	35	(371)	(826)	(555)
Income including non-controlling interests	1,140	227	1,055	4,010	4,246
Non-controlling interests (income)loss	(44)	34	(62)	(87)	(121)
Net income attributable to equity holders of the parent	1,096	261	993	3,923	4,125

Basic earnings per common share ($)	1.28	0.30	1.11	4.25	4.28
Diluted earnings per common share ($)	1.27	0.30	1.11	4.24	4.27

Weighted average common shares outstanding (in millions)	859	865	892	924	964
Diluted weighted average common shares outstanding (in millions)	862	868	895	926	966

OTHER INFORMATION
EBITDA (C = A-B)	1,822	1,258	2,660	5,163	5,080
EBITDA Margin %	9.8%	7.4%	14.0%	23.3%	23.3%

Total group iron ore production (Mt)	10.8	10.7	10.6	12.0	12.0
Crude steel production (Mt)	14.5	13.2	14.9	14.6	16.3
Steel shipments (Mt)	14.5	12.6	13.6	14.4	15.3

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended
In millions of U.S. dollars	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
Operating activities:
Income attributable to equity holders of the parent	1,096	261	993	3,923	4,125
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income(loss)	44	(34)	62	87	121
Depreciation and impairments items	630	1,662	628	669	647
Exceptional items	—	(98)	381	—	—
Income from associates, joint ventures and other investments	(318)	(121)	(59)	(578)	(559)
Deferred tax benefit	(93)	(126)	(23)	(74)	(140)
Change in working capital	(775)	2,412	(580)	(1,008)	(2,047)
Other operating activities (net)	365	(322)	579	(465)	(113)
Net cash provided by operating activities (A)	949	3,634	1,981	2,554	2,034
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(938)	(1,500)	(784)	(655)	(529)
Other investing activities (net)	(1,931)	(33)	(19)	(886)	(77)
Net cash used in investing activities	(2,869)	(1,533)	(803)	(1,541)	(606)
Financing activities:
Net (payments)proceeds relating to payable to banks and long-term debt	(390)	1,923	592	389	379
Dividends paid to ArcelorMittal shareholders	—	—	—	(332)	—
Dividends paid to minorities (C)	(53)	(29)	(124)	(166)	(12)
Share buyback	(477)	(288)	(649)	(1,496)	(504)
Lease payments and other financing activities (net)	(429)	(28)	(38)	(46)	(48)
Net cash (used)provided by financing activities	(1,349)	1,578	(219)	(1,651)	(185)
Net (decrease)increase in cash and cash equivalents	(3,269)	3,679	959	(638)	1,243
Effect of exchange rate changes on cash	148	656	(451)	(367)	4
Change in cash and cash equivalents	(3,121)	4,335	508	(1,005)	1,247

Free cash flow (D=A+B+C)	(42)	2,105	1,073	1,733	1,493

Appendix 1: Product shipments by region1

(000'kt)	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Flat	2,208	1,767	1,743	1,800	1,811
Long	691	658	676	748	657
NAFTA	2,843	2,338	2,339	2,453	2,456
Flat	1,740	1,514	1,519	1,643	1,747
Long	1,217	1,145	1,345	1,380	1,309
Brazil	2,937	2,639	2,837	3,003	3,037
Flat	5,468	4,751	4,978	5,705	5,953
Long	2,148	1,933	1,967	2,146	2,275
Europe	7,752	6,802	7,079	7,967	8,334
CIS	901	916	1,170	730	1,405
Africa	600	498	503	492	667
ACIS	1,500	1,414	1,675	1,218	2,071

Note: “Others and eliminations” are not presented in the table

Appendix 2: Capital expenditures1

(USDm)	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
NAFTA	115	201	97	115	87
Brazil	167	341	154	123	90
Europe	351	564	242	211	187
ACIS	106	151	135	107	90
Mining	168	198	128	92	70
Others	31	45	28	7	5
Total	938	1,500	784	655	529

Appendix 3: Debt repayment schedule as of March 31, 2023

(USD billion)	2023	2024	2025	2026	2027	>2027	Total
Bonds	0.8	0.9	1.0	1.0	1.2	2.6	7.5
Commercial paper	0.8	—	—	—	—	—	0.8
Other loans	0.6	0.3	0.6	0.2	0.5	1.0	3.2
Total gross debt	2.2	1.2	1.6	1.2	1.7	3.6	11.5

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Mar 31, 2023	Dec 31, 2022	Mar 31, 2022
Gross debt	11,477	11,650	8,722
Less: Cash and cash equivalents	(6,290)	(9,414)	(5,570)
Net debt	5,187	2,236	3,152

Net debt / LTM EBITDA	0.5	0.2	0.1

Appendix 5: Adjusted net income and adjusted basic EPS

(USDm)	1Q 23	4Q 22	3Q 22	2Q 22	1Q 22
Net income attributable to equity holders of the parent	1,096	261	993	3,923	4,125
Impairment items [3]	—	(1,026)	—	—	—
Exceptional items [4]	—	98	(381)	—	—
Adjusted net income	1,096	1,189	1,374	3,923	4,125

Shares (Basic EPS) million shares	859	865	892	924	964

Adjusted basic EPS $/share	1.28	1.37	1.54	4.25	4.28

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:

Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.

Adjusted net income: refers to reported net income less impairment items and exceptional items

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash, and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: operating results plus depreciation, impairment items and exceptional items.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Kt: refers to thousand metric tonnes.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA for the last twelve months.

Net interest expense: includes interest expense less interest income

Operating results: refers to operating income(loss).

Operating segments: NAFTA segment includes the Flat, Long, HBI and Tubular operations of Canada, Mexico and United States; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions, and also includes Bosnia and Herzegovina captive iron ore mines. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF) and ratio of net debt/LTM EBITDA which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. ArcelorMittal also presents Equity book value per share and ROE as shown in footnotes to this press release. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents adjusted net income(loss) and adjusted basic earnings per share as it believes these are useful measures for the underlying business performance excluding impairment items and exceptional items. The Company’s guidance as to free cash flow and its working capital release (or the change in working capital included in net cash provided by operating activities) for 2023 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS.
2.	LTIF figures presented for 1Q 2023 of 0.64x and 4Q 2022 of 0.86x. Potential severe injury frequency rate (“PSIF”) is a proactive measurement of potential injuries. These are precursors of severe accidents: unsafe situations or events, that we detect proactively, before they could lead to a fatality or injury.
3.	In 4Q 2022, the Company recognized a $1,026 million impairment charge related to property, plant and equipment with respect to ArcelorMittal Kryvyi Rih (Ukraine) in the ACIS segment, where the ongoing conflict with Russia resulted in low levels of production, sales and income and created significant uncertainty about the timing and ability of operations to return to a normal level of activity. Attacks against Ukrainian power infrastructures caused additional operational issues for ArcelorMittal Kryvyi Rih and the increasing geopolitical tensions resulted in a substantial increase in the discount rate applied by the Company in its value in use calculation.
4.	Exceptional items for 4Q 2022 of $0.1 billion relates to a gain following the settlement of a claim in favour of ArcelorMittal for a breach of a supply contract.
5.	ROE refers to "Return on Equity" which is calculated as trailing twelve-month net income (excluding impairment charges and exceptional items) attributable to equity holders of the parent divided by the average equity attributable to the equity holders of the parent over the period. Twelve months rolling ROE at 1Q 2023 of 14.2% ($7.6 billion / $53.3 billion).
6.	Equity book value per share is calculated as the Equity attributable to the equity holders of the parent divided by diluted number of shares at the end of the period. 1Q 2023 total equity of $54.0 billion divided by 844 million diluted shares outstanding equals $64/sh. 4Q 2022 total equity of $53.2 billion divided by 862 million diluted shares outstanding equals $62/sh.
7.	See Appendix 5 for reconciliation of adjusted net income and adjusted basic EPS.
8.	September 30, 2020 was the inception date of the recent share buyback programs.

9.	XCarb™ is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb™ brand, we have launched three XCarb™ initiatives: the XCarb™ innovation fund, XCarb™ green steel certificates and XCarb™ recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as baseline. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.
10.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
11.	On December 19, 2018, ArcelorMittal signed a $5.5 billion Revolving Credit Facility ("RCF"), with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. On April 30, 2021, ArcelorMittal amended its $5.5 billion RCF to align with its sustainability and climate action strategy. On December 20, 2022, the RCF was amended as part of the transition from Libor to risk free rates. Loans in USD are now based on Term SOFR instead of Libor. As of March 31, 2023, the $5.5 billion revolving credit facility was fully available.
12.	Strategic capex excludes the anticipated upward revisions to Liberia and Monlevade capex, due to be communicated in 1H 2023. $1.1 billion of the previously announced strategic capex pipeline (2021-2024) of $4.2 billion has been spent to date.
13.	On March 30, 2022, Votorantim S.A. (“Votorantim”) exercised the put option right it has under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim's long steel business in Brazil in 2018. The value of the put option is currently the subject of arbitration proceeding brought by Votorantim. ArcelorMittal paid Votorantim the undisputed amount of the put option value ($179 million) in January 2023.
14.	The Company sold a 7.85% stake in Erdemir starting in late December 2022 and continuing into the first quarter of 2023, generating total proceeds of $0.6 billion.
15.	12M 2023 steel shipment guidance does not include CSP acquisition and assumes no change in Ukraine.
16.	For further disclosure on the Company's alignment on EU Taxonomy please review the Integrated annual review published on the group's website: https://annualreview2022.arcelormittal.com/
17.	Lease payments and other financing activities (net) of $429 million for 1Q 2023 primarily includes the partial repurchase of the outstanding mandatorily convertible bonds (the “MCBs”) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The outstanding principal amount of the MCBs was reduced from $1.0 billion to $660 million on March 16, 2023. The maturity date of the MCBs remains January 31, 2024.
18.	On March 9, 2023, ArcelorMittal announced that following receipt of customary regulatory approvals it has completed the acquisition of Companhia Siderúrgica do Pecém (‘CSP’) in Brazil for an enterprise value of approximately $2.2 billion. CSP has since been renamed ArcelorMittal Pecém and is a world-class operation, producing high-quality slab at a globally competitive cost. Its facility, located in the state of Ceará in northeast Brazil was commissioned in 2016. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large-scale, deep-water port located 10 kilometers from the plant. The acquisition offers significant operational and financial synergies and brings with it the potential for further expansions, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity. Given its location, ArcelorMittal Pecém also presents an opportunity to create a new low-carbon steelmaking hub, capitalizing on the state of Ceará’s ambition to develop a low-cost green hydrogen hub in Pecém.
19.	AMNS Calvert is constructing a new 1.5Mt EAF and caster. Capex required to conclude the project has increased to approximately $1 billion due to enlarged scope and inflation.

First quarter 2023 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to present and comment on the three-month period ended March 31, 2023 on: Thursday May 4, 2023, at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

Participants will need to pre-register to receive dial-in details and an individual pin-code to access the call using the link below:

https://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=5379332&linkSecurityString=7019f3968

You can also listen to the live audio webcast via this link: https://interface.eviscomedia.com/player/1151/

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 45.3 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419

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